VIA EDGAR

September 23, 2024

Seamus O’Brien, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant: Lincoln Funds Trust (the “Trust”)
File Nos.: File Nos. 333-278528 and 811-23952
Funds: Lincoln Inflation Plus Fund (the “Fund”)

Dear Mr. O’Brien:

This letter responds to your comments, provided via phone meeting on September 11, 2024, to the Trust’s initial comment response letter (“Registrant’s Response”) regarding registration statement filed on Form N-1A on April 5, 2024, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Trust’s responses.

1.

Please clarify the discussion in the statement of additional information (“SAI”) under the fundamental investment policy section to explain that the Fund will consider underlying fund holdings to the extent they are known or should be known to the Fund.

RESPONSE: The requested revision has been made. The Registrant has updated the Fund’s disclosure in this section as follows:

For purposes of the concentration policy, each Fund will consider the portfolio holdings of any underlying funds held by the Fund.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

cc:      Ronald A. Holinsky, Esq.

         Christian Pfeiffer, Esq.

         Teriana Griggs

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